Exhibit 99.46

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

 Website:  www.formcap.com

Formation Engages Auramet Trading, LLC as Marketing Advisor for Refinery

Vancouver, B.C., July 7, 2004, Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce that its wholly owned subsidiary, Formation Chemicals, Inc. has engaged Auramet Trading, LLC (Auramet) as its marketing advisor for the newly refurbished Sunshine Precious Metals Refinery in Kellogg, Idaho.  Under the terms of the engagement, Auramet will develop a comprehensive marketing strategy for the Refinery, as well as assist in its financing needs.

Auramet was recently established to provide a comprehensive array of services for all of its clients in the metals industry including physical metals trading, hedging, merchant banking, structured finance and advisory services.  Auramet's principals include Jim Verraster, CEO, who built and led the Mining Finance and Precious Metals Marketing team for Standard Bank in New York, Mark Edelstein who has 15 years industry experience and was the former head of Standard Bank's Corporate Finance Department in New York and Justin Sullivan, a well respected commodities lawyer who has nearly 20 years legal experience in the private sector and was a partner with Edwards & Angell, LLP.

Mari-Ann Green, Formation Capital Corporation CEO, commented, "We have assembled a talented and experienced team to operate the Sunshine Precious Metals Refinery.  John Allen, who was the former Manager of Metallurgy for Sunshine Mining and Refining Company, is the General Manager and the Auramet team brings over 50 years of successful precious metals marketing and financing experience to the refinery.  Previously the Sunshine Precious Metals Refinery enjoyed a remarkable reputation for consistent, high quality bullion products and we, at the refinery, are dedicated to re-establishing and keeping that same level of respect in the marketplace.  We look forward to providing our customers with the same high quality products and service previously sustained at the refinery".

Formation has retained most of the previous Refinery operating management and will employ an experienced core operating crew from the former Sunshine employees.  Formation Capital is a well established, Toronto Stock Exchange listed, mineral exploration, development and refining company led by a highly qualified technical team of geologists, permitting and environmental specialists, mining engineers and administrative personnel.  Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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